Filed by Agnico-Eagle Mines Limited pursuant to

Rule 425 under the Securities Act of 1933

Commission file number: 001-13422

Subject Company: Grayd Resource Corporation

Commission file number: N/A

NEWS RELEASE

AGNICO-EAGLE OFFER FOR GRAYD EXPIRES;
AGNICO-EAGLE ACQUIRES 94.77% OF GRAYD AND
PLANS COMPULSORY ACQUISITION OF REMAINING SHARES

Toronto (November 18, 2011) — Agnico-Eagle Mines Limited (“Agnico-Eagle”) (NYSE & TSX: AEM) and Grayd Resource Corporation (“Grayd”) (TSX-V: GYD & OTCQX: GYDRF) announced today that 91,228,900 common shares (the “Shares”) of Grayd, representing approximately 94.77% of the outstanding Shares on a fully-diluted basis, have been validly deposited pursuant to the offer (the “Offer”) made by Agnico-Eagle to acquire all of the issued and outstanding Shares. All conditions of the Offer have been satisfied and the Offer has now expired and will not be extended. Agnico-Eagle has taken up all deposited Shares and will pay for such deposited Shares not later than November 23, 2011.

As the Offer was accepted by holders of more than 90% of the issued and outstanding Shares, Agnico-Eagle intends to exercise its rights under the compulsory acquisition provisions in Section 300 of the Business Corporations Act (British Columbia) to acquire all of the outstanding Shares that it does not currently own. Agnico-Eagle expects to mail a notice of compulsory acquisition (the “Notice of Compulsory Acquisition”) to all remaining holders of Shares shortly.

Upon completion of the compulsory acquisition, Agnico-Eagle intends to take the necessary steps to delist the Shares from the TSX Venture Exchange and to have Grayd cease to be a reporting issuer under Canadian securities laws.

Grayd intends to apply to the British Columbia Securities Commission to request an exemption from certain continuous disclosure obligations pending the completion of the compulsory acquisition, including the requirement to prepare, file and mail to Grayd shareholders Grayd’s annual and interim financial statements and related materials.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered gold producer with operations located in Canada, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders’ exposure to gold on a per share basis. It has paid a cash dividend for 29 consecutive years. Agnico-Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.

About Grayd

Grayd is a growth-oriented junior natural resource company focused primarily on exploring and developing a large land position in Mexico which is highly prospective for gold and silver mineralization.

Further information

For further information regarding Agnico-Eagle, contact Investor Relations at info@agnico-eagle.com, call (416) 947-1212.

To obtain a copy of the early warning report filed by Agnico-Eagle with the Canadian securities regulatory authorities relating to the acquisition by Agnico-Eagle of the Shares taken up to date, contact David Smith, Senior Vice-President, Investor Relations of Agnico-Eagle at (416) 947-1212.

For further information regarding Grayd, contact Marc A. Prefontaine, President and CEO of Grayd or Daniel G. McIntyre, Manager Corporate Communications of Grayd at (604) 681-7446 or visit Grayd’s website at www.grayd.com.

U.S. Shareholders

This news release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Grayd or Agnico-Eagle made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended). On October 13, 2011, Agnico-Eagle filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-80, which includes the Offer and take-over bid circular and other Offer documents, and on October 21, 2011, Agnico-Eagle filed with the SEC an amendment to the Form F-80 containing the notice of change and variation. Agnico-Eagle expects to file with the SEC a further amendment to the Form F-80 containing the Notice of Compulsory Acquisition shortly. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DISCLOSURE DOCUMENTS FILED BY AGNICO-EAGLE FROM TIME TO TIME WITH THE SEC REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Offer and take-over bid circular, as well as the notice of change and variation relating thereto, have been sent to shareholders of Grayd and the Notice of Compulsory Acquisition will be sent to the remaining shareholders of Grayd shortly. Investors may also obtain a free copy of the Offer documents filed by Agnico-Eagle from time to time with the SEC at the SEC’s website at www.sec.gov. INVESTORS AND SECURITY HOLDERS SHOULD READ THE OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-looking statements

The information in this news release has been prepared as at November 18, 2011. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “will”, “expects” and “intends” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include, without limitation, statements regarding the timing of payment and the consideration to be paid by Agnico-Eagle for Shares deposited pursuant to the Offer, the acquisition by Agnico-Eagle of Shares not deposited prior to the expiry of the Offer pursuant to a compulsory acquisition transaction, the mailing and filing of the Notice of Compulsory Acquisition and Grayd’s intention to apply for relief from the requirements to file its annual and interim financial statements and related materials.

These forward-looking statements are subject to numerous risks, uncertainties and assumptions, certain of which are beyond the control of Grayd and/or Agnico-Eagle. Agnico-Eagle and Grayd disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities laws.  Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts any responsibility for the adequacy or accuracy of this release.